SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

K-V Pharmaceutical Company
(Name of Issuer)

Class B Common Stock, $.01 Par Value
(Title of Class of Securities)

482 740 10 7
(CUSIP Number)

Phillip R. Stanton
10 South Broadway, Suite 2000
St. Louis, Missouri 63102
 (314) 241-9090
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 482 740 10 7	Schedule 13D	Page 2 of 17 Pages

(1)	Name of Reporting Person Marc S. Hermelin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,748,235
	(8)	Shared Voting Power 4,550,299
	(9)	Sole Dispositive Power 1,748,235
	(10)	Shared Dispositive Power 4,382,764
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,298,534
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 51.4%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 10 7	Schedule 13D	Page 3 of 17 Pages

(1)	Name of Reporting Person Arnold L. Hermelin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,246,209
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,246,209
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,246,209
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 18.3%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 10 7	Schedule 13D	Page 4 of 17 Pages

(1)	Name of Reporting Person Lawrence Brody, not individually but solely in his capacity as co-trustee of the 1973 Trusts (as defined herein)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,382,764
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,382,764
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,382,764
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 35.8%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 10 7	Schedule 13D	Page 5 of 17 Pages

(1)	Name of Reporting Person David S. Hermelin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 52,875
	(8)	Shared Voting Power 2,136,555
	(9)	Sole Dispositive Power 52,875
	(10)	Shared Dispositive Power 2,136,555
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,189,430
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 17.9%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 10 7	Schedule 13D	Page 6 of 17 Pages

(1)	Name of Reporting Person Thomas R. Corbett, not individually, but solely in his capacity as trustee of the 1971 Trusts and the Yosef Trust (each, as defined herein)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 881,780
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 881,780
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 881,780
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 7.2%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 10 7	Schedule 13D	Page 7 of 17 Pages

(1)	Name of Reporting Person Greg D. Kenley, not individually but solely in his capacity as co-trustee of the Jacob Trust (as defined herein)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 500,893
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 500,893
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 500,893
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 4.1%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 10 7	Schedule 13D	Page 8 of 17 Pages

(1)	Name of Reporting Person Lisa M. Kenley, not individually but solely in her capacity as co-trustee of the Jacob Trust (as defined herein)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 500,893
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 500,893
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 500,893
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 4.1%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 10 7	Schedule 13D	Page 9 of 17 Pages

(1)	Name of Reporting Person Joshua L. Hermelin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 655
	(8)	Shared Voting Power 500,893
	(9)	Sole Dispositive Power 655
	(10)	Shared Dispositive Power 500,893
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 501,548
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 4.1%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 482 740 10 7	Schedule 13D	Page 10 of 17 Pages

Note:  To the extent pertaining to the 1973 Trusts (as defined below), this Schedule 13D shall be deemed to amend and restate a Schedule 13D filed on or about July 2, 1991 by Marc S. Hermelin, Minnette Hermelin and Lawrence Brody, with respect to the Class B Shares (as defined below), as amended by Amendment No. 1 to Schedule 13D, filed on or about September 23, 1991 and Amendment No. 2 to Schedule 13D, filed on or about January 14, 1992 (such Schedule 13D, as amended, the “Original Filing”).

Item1.	Security and Issuer

This filing relates to the shares of Class B Common Stock, $.01 par value (“Class B Shares”) of K-V Pharmaceutical Company, a Delaware corporation (the “Company”).  The address of the Company is 2503 South Hanley Rd. St. Louis, Missouri 63144.

Item2.	Identity and Background

This filing is made by the following persons:

(i)               Marc S. Hermelin.  Marc S. Hermelin is and has been a director of the Company since 1973.  He also served as Chairman of the Board of the Company from 2006 through 2008, Vice Chairman of the Board of the Company from 1974 through 2006, and Chief Executive Officer of the Company from 1974 through 2008.  His business address is PO Box 440148, St. Louis, MO 63144.

(ii)              David S. Hermelin.   David S. Hermelin is and has been a director of the Company since 2004.  He also served as a employee and officer the Company in several positions from 1990 through 2008.  His business address is PO Box 440148, St. Louis, MO 63144.  David S. Hermelin is the son of Marc S. Hermelin.

(iii)             Lawrence Brody, not individually but solely in his capacity as co-trustee of the 1973 Trusts, as defined below.  Lawrence Brody is an attorney with the firm of Bryan Cave LLP.  His business address is One Metropolitan Square, 211 North Broadway, Suite 3600, St. Louis, Missouri, 63102-2750.

(iv)             Arnold L. Hermelin.   Arnold L. Hermelin is a teacher.  His business address is 1107 Key Plaza #203, Key West, FL 33040-4077.  Arnold L. Hermelin is the brother of Marc S. Hermelin.

(v)              Thomas R. Corbett, not individually, but solely in his capacity as (i) trustee of the Victor M. Hermelin Trust FBO Marc S. Hermelin, dated June 2, 1971 (the “Marc 1971 Trust”), (ii) trustee of the Victor M. Hermelin Trust FBO Arnold L. Hermelin, dated June 2, 1971 (the “Arnold 1971 Trust” and collectively with the Marc 1971 Trust, the “1971 Trusts”) and (iii) trustee of the Yosef Trust, dated January 1, 1997 (the “Yosef Trust”).  Thomas R. Corbett is an attorney with the firm of Thompson Coburn LLP.  Mr. Corbett’s business address is One US Bank Plaza, St. Louis, MO 63101-1611.

(vi)             Greg D. Kenley, not individually but solely in his capacity as co-trustee of the Jacob Trust under trust agreement dated October 17, 1991 (the “Jacob Trust”).  Greg D. Kenley is an officer in the Missouri State Highway Patrol.  Mr. Kenley’s business address is PO Box 633, Benton, Missouri 63736.

CUSIP No. 482 740 10 7	Schedule 13D	Page 11 of 17 Pages

(vii)            Lisa M. Kenley, not individually but solely in her capacity as co-trustee of the Jacob Trust.   Lisa M. Kenley is a human resources director.  Mrs. Kenley’s business address is PO Box 633, Benton, Missouri 63736.

(viii)           Joshua L. Hermelin.  Joshua L. Hermelin is a student.  His business address is PO Box 440148, St. Louis, Missouri 63144.  He is the son of Marc S. Hermelin and serves as co-trustee of the Jacob Trust.

Such persons are sometimes referred to individually as a “Reporting Person” and collectively as “Reporting Persons”.

Marc S. Hermelin, David S. Hermelin, Arnold L. Hermelin and Lawrence Brody are co-trustees of the following trusts (sometimes collectively referred to as the “1973 Trusts”):

	Name of Trust and Current Trustees	Number of Class B Shares Currently Beneficially Owned
1)	Trust under Agreement dated 12/22/73, for benefit of Marc S. Hermelin (the “Marc Trust”). Co-Trustees: Marc S. Hermelin, David S. Hermelin Lawrence Brody	1,771,293
2)	Trust under Agreement dated 12/22/73, for benefit of Arnold L. Hermelin (the “Arnold Trust”). Co-Trustees: Marc S. Hermelin Arnold L. Hermelin Lawrence Brody	2,246,209
3)	Trust under Agreement dated 12/23/73, for benefit of Minnette Hermelin (the “Minnette Trust”). Co-Trustees: Marc S. Hermelin David S. Hermelin Lawrence Brody	365,262

The 1973 Trusts were originally established by Victor M. Hermelin, the former Chairman and Chief Executive Officer of the Company, with grants of, among other things, Class B Shares.  Victor M. Hermelin was the father of Marc S. Hermelin and Arnold L. Hermelin.  On November 5, 2002, (i) David S. Hermelin replaced Minnette Hermelin as co-trustee of the Minnette Trust and the Marc Trust and (ii) Arnold L. Hermelin replaced Minnette Hermelin as co-trustee of the Arnold Trust.

The Original Filing included disclosure of Class B Shares held by Minnette Hermelin, Marc S. Hermelin and Lawrence Brody as co-trustees under Trust Agreement dated 12/22/1973 fbo Anne S. Kirchner (the “Anne Trust”).  Minnette Hermelin ceased to serve as a co-trustee of the Anne Trust on November 5, 2002.  On January 29, 2009, Marc S. Hermelin and Lawrence Brody consented to be replaced as trustees of the Anne Trust by interim trustees selected by Anne S. Kirchner.  Marc S. Hermelin reported his replacement by an interim trustee in a Form 4 filed on February 2, 2009.

CUSIP No. 482 740 10 7	Schedule 13D	Page 12 of 17 Pages

All of the Reporting Persons are citizens of the United States.  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

On July 24, 2009, the Company filed a current report on Form 8-K (the “8-K”) with the U.S. Securities and Exchange Commission disclosing a number of significant risks facing the Company, including without limitation:

   A.           For periods after September 30, 2009, the Company will need to obtain additional capital through asset sales and external financing in order to meet expected near-term obligations.  The Company disclosed that it cannot provide any assurance that the Company can obtain additional capital through asset sales or that external financing can be obtained when needed or in the amounts required.

   B.           The Company believes that “there are significant uncertainties regarding its ability to continue as a going concern during the upcoming fiscal year and, as a result, the Company expects that the report of KPMG, LLP, its independent registered public accounting firm, accompanying its annual consolidated financial statements likely will highlight the existence of substantial doubt regarding the Company’s ability to continue as a going concern.”

   C.           The Company has retained advisers with respect to both restructuring the Company’s financial operations and cash management and raising additional capital.  The Company further disclosed that its efforts to raise capital may include sales of equity securities at or below current market prices which would likely result in substantial dilution for current stockholders who purchased the Company’s equity securities at or above current market prices.

In response to the 8-K the Reporting Persons intend to review possible courses of action which they may take alone or in conjunction with others, including the Company, to protect their investment in the Company and to ensure that at this difficult time for the Company that the skill sets of the Board are maximized relative to pharmaceutical experience and banking/financial expertise.  Such actions may include plans or proposals to fill vacancies on the Board or change some directors or the number of directors, changes in the Company’s bylaws, or actions similar to the foregoing.

CUSIP No. 482 740 10 7	Schedule 13D	Page 13 of 17 Pages

Currently the Reporting Persons intend that any change in some members of the Board of Directors of the Company would involve new members of the Board of Directors who have significant pharmaceutical industry experience, including having served as leaders of major pharmaceutical companies, financial expertise including expertise that could assist the Company with its financing requirements, or both.  Any such new directors would be independent of and not otherwise associated with the Reporting Persons and would be considered independent directors in accordance with the rules of the New York Stock Exchange.  The Reporting Persons do not intend to cause Marc S. Hermelin to become chairman or an officer of the Company or to have any role in the day to day management of the Company’s affairs.

Item 5.	Interest in Securities of the Issuer

As of the date on which this schedule was filed, the Reporting Persons beneficially own an aggregate of 7,734,737 Class B Shares, which represents 63.1% of the Company’s issued and outstanding Class B Shares as of June 8, 2008, the last date for which the Company has disclosed the number of outstanding Class B Shares in any filings with the Securities Exchange Commission.  Together with shares of the Class A Common Stock, $.01 par value, of the Company (the “Class A Shares”) which are held by the Reporting Persons and disclosed in a separate Schedule 13D filed simultaneously with this schedule, the Reporting Persons beneficially own a majority of the voting power represented by all of the issued and outstanding Class A Shares and Class B Shares voting together as a single class.

Each Reporting Person’s interest in Class B Shares is as set forth below:

Reporting Person	Sole Voting and Dispositive Power			Shared Voting or Dispositive Power

	Number of Class B Shares		% of Outstanding Class B Shares(1)	Number of Class B Shares		% of Outstanding Class B Shares

Marc S. Hermelin	1,748,235	(2)	15.6%	4,550,299	(3)	35.8%
Arnold L. Hermelin	-		-	2,246,209	(4)	18.3%
David S. Hermelin	52,875		.4%	2,136,555	(5)	17.4%
Lawrence Brody	-		-	4,382,764	(6)	35.8%
Thomas R. Corbett	881,780	(7)	7.2%	-		-
Greg D. Kenley				500,893	(8)	4.1%
Lisa M. Kenley				500,893	(8)	4.1%
Joshua L. Hermelin	655		-	500,893	(8)	4.1%

(1)  The percentages of outstanding Class B Shares in this Item 5 are based on a total of 12,256,159 Class B Shares issued and outstanding as of June 8, 2008, the last date for which the Company has disclosed the number of outstanding Class B Shares in any filings with the Securities Exchange Commission.

CUSIP No. 482 740 10 7	Schedule 13D	Page 14 of 17 Pages

(2)  The number of Class B Shares over which Marc S. Hermelin has sole voting and dispositive power includes:

(i)
18,757 Class B Shares over which Sarah Weltscheff may be deemed to have sole voting and dispositive power, not individually, but solely by virtue of her status as trustee of a trust holding such shares for the benefit of the children of Marc S. Hermelin,

(ii)
67,500 Class B Shares over which Marc S. Hermelin may be deemed to have sole voting and dispositive power solely by virtue of his control over the general partner of a limited partnership holding such shares,

(iii)
209,834 Class B Shares over which Marc S. Hermelin may be deemed to have sole voting and dispositive power solely by virtue of his status as the general partner of a limited partnership holding such shares, and

(iv)
18,336 Class B Shares over which Marc S. Hermelin may be deemed to have sole voting and dispositive power, not individually, but solely by virtue of his status as trustee of a charitable trust holding such shares.

Marc S. Hermelin disclaims beneficial ownership of the Class B Shares described in this footnote (2) except to the extent of his pecuniary interest therein.

(3)  Consists of (i) 4,382,764 Class B Shares over which Marc S. Hermelin has shared voting and dispositive power, not individually, but solely in his capacity as co-trustee of the each of the 1973 Trusts and (ii) 167,535 Class B Shares beneficially owned by Marc S. Hermelin’s spouse, Sarah Weltscheff, over which Marc S. Hermelin may be deemed to have shared voting power. Sarah Weltscheff was employed by the Company as Senior Vice President, Human Resources Management and Corporate Communications until 2008. Her business address is P.O. Box 440148, St. Louis, Missouri 63144. She is a citizen of the United States and during the last five years has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such law.  Marc S. Hermelin disclaims beneficial ownership of the Class B Shares described in this footnote (3) except to the extent of his pecuniary interest therein.

(4)  Consists of Class B Shares over which Arnold L. Hermelin has shared voting and dispositive power, not individually, but solely in his capacity as co-trustee of the Arnold Trust.  Arnold L. Hermelin disclaims beneficial ownership of the Class B Shares described in this footnote (3) except to the extent of his pecuniary interest therein.

(5)  Consists of Class B Shares over which David S. Hermelin has shared voting and dispositive power, not individually, but solely in his capacity as co-trustee of the Marc Trust and the Minnette Trust.

(6)  Consists of Class B Shares over which Lawrence Brody has shared voting and dispositive power, not individually, but solely in his capacity as co-trustee of each of the 1973 Trusts.  Lawrence Brody has no pecuniary interest in any of the Class B Shares reported in this footnote (6) or any other Class B shares reported in this filing and disclaims beneficial ownership of all of the shares reported hereunder.

(7)  Consists of (i) 215,115 Class B Shares over which Thomas R. Corbett has sole voting and dispositive power as trustee of the 1971 Trusts and (ii) 666,665 Class B Shares over which Mr. Corbett has sole voting and dispositive power as trustee of the Yosef Trust.  Mr. Corbett has no pecuniary interest in any of the Class B Shares described in this footnote (8) or any other Class B Shares reported in this filing and disclaims beneficial ownership of all of the shares reported hereunder.

CUSIP No. 482 740 10 7	Schedule 13D	Page 15 of 17 Pages

(8)  Consists of Class B Shares over which Greg D. Kenley, Lisa M. Kenley and Joshua L. Hermelin share voting and dispositive power as co-trustees of the Jacob Trust.  Greg D. Kenley, Lisa M. Kenley and Joshua L. Hermelin have no pecuniary interest in any of the Class B Shares described in this footnote (9) and disclaim beneficial ownership of such shares.

Except to the extent a Reporting Person may have a pecuniary interest therein, each of the Reporting Persons disclaims beneficial ownership of any Class B Shares reported as beneficially owned by any other Reporting Person on this Schedule 13D.

No reporting person has engaged in any transactions in Class B Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

A.            Written Consent.  The Reporting Persons have executed an Action by Written Consent of Stockholders (the “Written Consent”) which is being delivered to the Company on August 4, 2009.  The Written Consent was executed pursuant to Section 228 of the Delaware General Corporation Law.

The Written Consent, among other things, effects the following amendments to the Company’s By-laws, as previously amended (the “By-Laws”):

(i) amending Section 12 of Article II of the By-Laws to provide that (A) the board of directors of the Company must act to set a record date for purposes of determining stockholders who are entitled to consent to corporate action in writing without a meeting within two days after receiving a written request therefore from stockholders and (B) such record date shall not be more than two days after the date upon which the resolution fixing the record date is adopted by the board of directors,

(ii) amending Section 1 of Article VIII of the By-Laws to provide that the by-laws may be altered, amended or repealed or new by-laws may be adopted by the stockholders holding shares representing a majority of the voting power of the corporation or by the board of directors, provided however that the By-Laws may be altered, amended or repealed or new by-laws may be adopted by the board of directors only if such action is approved by the unanimous written consent or unanimous vote of directors then in office,

(iii) amending Section 10 of Article III of the By-Laws to provide that (A) the board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the corporation, (B) the board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, (C) in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member and (D) except as otherwise expressly required under applicable law or the rules of the New York Stock Exchange, any action or resolution of any committee of the board shall only be effective or binding upon the corporation upon ratification of such action or resolution by the Board of Directors in accordance with the By-Laws, and

CUSIP No. 482 740 10 7	Schedule 13D	Page 16 of 17 Pages

(iv) adding a new Section 13 of Article III of the By-Laws which provides that each of the following acts or resolutions of the board of directors, or ratification by the board of any such act or resolution by any committee thereof, shall require the unanimous affirmative vote or unanimous written consent of the members of the board of directors then in office: (A) the approval of any agreement or contract, or the issuance of any security, which confers stockholder voting rights; (B) the increase in the number of the members of the board of directors to a number which is in excess of eight (8); (C) the approval of any contract, agreement or other document or instrument which restricts, limits or dilutes the right of the stockholders to elect or appoint any individual to the board of directors or to remove any member of the board of directors; and (D) the approval of any contract, agreement or other document or instrument which contains any provision which imposes a penalty, acceleration of debt, purchase obligation or other adverse effect upon the corporation resulting from the election or appointment of any individual to the board of directors or the removal of any member of the board of directors.

The foregoing description of the Written Consent is qualified in its entirety by the copy of the full Written Consent which filed as Exhibit 2 to this schedule and incorporated herein by this reference.

The Reporting Persons may be deemed to be a “group” as such term is defined in Section 13d of the Exchange Act; provided, however, that except for their intent to cooperate in filing the Written Consent, presently none of the Reporting Persons have any contracts, arrangements, understandings or relationships with respect to any future actions, including any further written consents or votes at meetings of stockholders.

B.           Certain Options.  (i) Marc S. Hermelin holds an option to purchase 15,000 shares of Class A Common Stock, par value $.01 per share, of the Company, which is presently exercisable with respect to 7,500 shares of Class A Common Stock and (ii) David S. Hermelin holds an option to purchase 15,000 Class A Shares, which is presently exercisable with respect to 7,500 Class A Shares.  Such options were granted to Marc S. Hermelin and David S. Hermelin under the Company’s 2001 Incentive Stock Option Plans.  Each of such options vests twenty-five percent per calendar quarter.

Item 7.	Material to be Filed as Exhibits

1           Joint Filing Agreement, dated August 5, 2009
2           Action by Written Consent of Stockholders, delivered to the Company on August 5, 2009

CUSIP No. 482 740 10 7	Schedule 13D	Page 17 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2009

/s/ Marc S. Hermelin
Marc S. Hermelin

/s/ Arnold L. Hermelin
Arnold L. Hermelin

/s/ David S. Hermelin
David S. Hermelin

/s/ Lawrence Brody
Lawrence Brody, not individually but solely in his capacity as co-trustee of the 1973 Trusts (as defined in this Schedule 13D)

/s/ Greg D. Kenley
Greg D. Kenley, not individually but solely in his capacity as co-trustee of the Jacob Trust (as defined in this Schedule 13D)

/s/ Lisa M. Kenley
Lisa M. Kenley, not individually but solely in her capacity as co-trustee of the Jacob Trust (as defined in this Schedule 13D)

/s/ Joshua L. Hermelin
Joshua L. Hermelin

/s/ Thomas R. Corbett
Thomas R. Corbett, not individually but solely in his capacity as trustee of the 1971 Trusts and the Yosef Trust (each, as defined in this Schedule 13D)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of this Schedule 13D, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: August 5, 2009

/s/ Marc S. Hermelin
Marc S. Hermelin

/s/ Arnold L. Hermelin
Arnold L. Hermelin

/s/ David S. Hermelin
David S. Hermelin

/s/ Lawrence Brody
Lawrence Brody, not individually but solely in his capacity as co-trustee of the 1973 Trusts (as defined in this Schedule 13D)

/s/ Greg D. Kenley
Greg D. Kenley, not individually but solely in his capacity as co-trustee of the Jacob Trust (as defined in this Schedule 13D)

/s/ Lisa M. Kenley
Lisa M. Kenley, not individually but solely in her capacity as co-trustee of the Jacob Trust (as defined in this Schedule 13D)

/s/ Joshua L. Hermelin
Joshua L. Hermelin

/s/ Thomas R. Corbett
Thomas R. Corbett, not individually but solely in his capacity as trustee of the 1971 Trusts and the Yosef Trust (each, as defined in this Schedule 13D)